K&L | Gates	Kirkpatrick & Lockhart Preston Gates Ellis LLP 1601 K Street NW Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

October 5, 2007

VIA EDGAR

Mr. Vincent DiStefano

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Eaton Vance Mutual Funds Trust

Registration Statement on Form N-14 (File No. 333-145560)

Registration Statement on Form N-1A (File Nos. 002-90946; 811-04015)

Dear Mr. DiStefano:

The following are the above registrant’s responses to the comments that we received from you by telephone on September 24, 2007, regarding the registration statement on Form N-14 (the “N-14”) of the Eaton Vance Mutual Funds Trust (the “Trust”).  Capitalized items in this letter have the meaning ascribed to them in the N-14.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments on the Form N-14

1.

COMMENT:  In the section titled “Background,” you request further explanation as to the rationale for the proposed reorganizations.

RESPONSE: The following has been added to the first paragraph of “Background”:

Eaton Vance made this proposal to enhance the liquidity of Current Fund shares and to aggregate the assets of the Current Funds into a single, multi-class fund, which will result in certain economies (as described below).

2.

COMMENT:  In the section titled “Background,” you note that Eaton Vance anticipates economies of scale as a result of the proposed reorganizations.  In this regard, you request an explanation as to the how economies of scale will result.

RESPONSE:  Aggregating the assets of the Current Funds into the New Fund will result in the allocation of fund expenses over a larger asset base and the elimination of the costs associated with redundant services performed for each Current Fund (such as the costs of audits, custody, printing and postage, and legal services).  The disclosure has been revised to reflect the foregoing.

3.

COMMENT:  In the section titled “What Will Happen if the Reorganization Occurs,” you requested that the Trust include disclosure regarding possible tax consequences resulting from the sale of portfolio securities prior to the Reorganization in order to prepare the portfolio for the Reorganization.

RESPONSE:  Each Current Fund and the New Fund invest in the Portfolio.  As a result of the Reorganization, each Current Fund will transfer its interest in the Portfolio to the New Fund in exchange for New Fund shares.  There will be no sales of securities by the Portfolio in connection with the Reorganization.

4.

COMMENT:  In the section titled “How Do the Business, Investment Objectives, Principal Strategies and Policies of the Current Funds Compare to that of the New Fund,” you noted that the investment objective of the Current Funds differs from the New Fund and requested that the Trust explain why the phrase “preservation of capital” was removed from the investment objective and what effect such change may have on the investments of the New Fund.

RESPONSE:  Like the Current Funds, the focus of the New Fund is to generate a high level of income.  While the investment adviser will consider preservation of capital when consistent with the New Fund’s objective, we believe this consideration is best disclosed with respect to the adviser’s investment approach.  As required by Item 4(b)(2) of Form N-1A, we have included the following disclosure in the New Fund’s prospectus relating to the adviser’s investment approach (reflected on page B-1 of the Proxy Statement/Prospectus):

The Portfolio’s investments are actively managed, and may be bought or sold on a daily basis (although loans are generally held until repaid).  The investment adviser’s staff monitors the credit quality of Portfolio holdings, as well as other investments that are available.  Preservation of capital is considered when consistent with the Portfolio’s objective.  The Portfolio also utilizes leverage for the purpose of acquiring additional income-producing investments.

This change in the wording of the objective will have no effect on the investments of the New Fund or the Portfolio.

5.

COMMENT:  In the section titled “How Do the Business, Investment Objectives, Principal Strategies and Policies of the Current Funds Compare to that of the New Fund,” you noted that the 80% investment policy of the Current Funds differs from the New Fund and requested that the Trust explain what effect such change may have on the investments of the New Fund.

RESPONSE:  The only difference between the 80% policy of the New Fund and the Current Funds is that the description of the countries and currencies in which the New Fund can invest has been moved to a separate sentence.  The 80% policy of the Current Funds includes the countries and currencies within the policy.  There is no effect on the types of investments that the New Fund or the Portfolio may make as a result of this change.

6.

COMMENT:  In the section titled “How Do the Business, Investment Objectives, Principal Strategies and Policies of the Current Funds Compare to that of the New Fund,” you noted that the illiquid securities investment policy of the Current Funds differs from the New Fund and requested that the Trust explain what effect such change may have on the investments of the New Fund.

RESPONSE:  The New Fund may invest up to 15% of its net assets in illiquid securities.  While the Current Funds may invest without limit in illiquid securities, the Portfolio holds very few illiquid investments.  As such, the New Fund’s limitation on illiquid investments is not expected to effect investments.  Disclosure to this effect has been added to the last paragraph under “How Do the Business, Investment Objectives, Principal Strategies and Policies of the Current Funds Compare to that of the New Fund”.

7.

COMMENT:  In the section titled “What are the Principal Risks of Investing in the New Fund,” you requested that the Trust include disclosure highlighting the material differences in the principal risks between the Current Funds and the New Fund.

RESPONSE:  Because each Current Fund and the New Fund invest in the Portfolio, their principal risks are substantially similar.  Disclosure to this effect has been added.  We do not believe there are any material differences between the principal risks of investing in such Funds.

8.

COMMENT:  In the section titled “What are the Principal Risks of Investing in the New Fund” you requested that the Trust consider including disclosure relating to credit risks.

RESPONSE:  The second paragraph of “What are the Principal Risks of Investing in the New Fund,” discloses the credit risks of investing in senior loans.  The caption of this paragraph has been changed to “Credit Risks”.

9.

COMMENT:  In the section titled “How Does Each Current Fund’s Performance Compare to the New Fund’s Performance,” you requested that the Trust include year-to-date returns for each Current Fund.

RESPONSE:  The requested disclosure has been added under each bar chart.

10.

COMMENT:  In the section titled “How do Each Current Fund’s Fees and Expenses Compare to the New Fund’s Fees and Expenses,” with respect to the table showing annual fund operating expenses, you note that the expenses in this table are lower than the expenses showing in the Trust’s corresponding Rule 485(a) filing registering the New Fund.  You requested that the Trust harmonize the tables and explain supplementally the differences.

RESPONSE:  The Trust’s filing under Rule 485(a) on August 10, 2007 relating to the New Fund assumed an increase in the Portfolio’s borrowings to approximately 22%.  Subsequent to that filing, the portfolio managers determined not to increase Portfolio borrowings and to maintain leverage at approximately 10%.  The fee and expense information in the New Fund’s prospectus will be conformed to the fee and expense information in the Prospectus/Proxy Statement.

11.

COMMENT:  In the section titled “How do Each Current Fund’s Fees and Expenses Compare to the New Fund’s Fees and Expenses,” with respect to footnote (1) to the table showing annual fund operating expenses, you request a copy of the contract setting forth the expense cap arrangement if the arrangement is contractual.  You further note that if the arrangement is not contractual, then the expense table must reflect the gross expenses.  Finally, you note that the advisory fee rate should be based on net assets rather than gross assets of the New Fund.

RESPONSE:  The fee reduction agreement currently in effect for the Portfolio was filed as Exhibit (g)(2) to Amendment No. 12 to the Portfolio’s registration statement on Form N-1A on March 30, 2005 (Accession No. 0000940394-05-000370).  Upon consummation of the Reorganization, the Portfolio will enter into a new fee reduction agreement that will be filed as an exhibit to its next registration statement amendment.  With respect to the advisory fee rate included in the table, the fee is based on the Portfolio’s net assets.  For the six months ended May 31, 2007, the Portfolio’s advisory fee equaled 0.50% of net assets and 0.48% of gross assets.

12.

COMMENT:  In the section titled “What are the Differences Between Open-End Funds and Closed-End Interval Funds,” with respect to the paragraph regarding “Expenses; Costs of Potential Net Redemptions,” you requested that the Trust give greater prominence to the sentence regarding possible immediate redemptions in the New Fund as a result of the reorganization.  In this regard, you suggested including such disclosure in the “Background” section.

RESPONSE:  Disclosure relating to potential redemptions has been added to “Background”.

13.

COMMENT:  In the section titled “What Did the Board Consider in Approving the Agreement,” you requested further detail as to why the Board approved the proposed reorganizations.

RESPONSE:  The requested detail has been added.

14.

COMMENT:  In the Agreement and Plan of Reorganization included in Appendisx A, under Section 10.5, you requested that the Trust consider disclosure in the proxy/prospectus statement of the tax consequences relating to the declaration of dividends if such action may have a material effect on shareholders.

RESPONSE:  The Current Funds declare dividends daily.  As such, it is anticipated that any distribution in accordance with Section 10.5 of the Agreement and Plan of Reorganization will be immaterial.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:

Maureen Gemma

   Eaton Vance